



02029804  **FORM 6-K**

# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 1, 2002



## Precision Drilling Corporation
### 4200, 150 - 6th Avenue S.W.
### Calgary, Alberta
### Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F _____     Form 40-F ____✓_____

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes _____     No ____✓_____

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A
_____

# FORM 55-102F6

## INSIDER REPORT

(See instructions on the back of this report)

### BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

74033-D

### BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 □ □

CHANGE IN RELATIONSHIP FROM LAST REPORT: □ YES ☑ NO

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — DAY / MONTH / YEAR: 03/01/02

### BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT

GIVEN NAMES: HANK B

No. 90  STREET  4000, 150 - 6TH AVE SW  APT

CITY: Calgary   PROV: AB   POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: □ YES ☑ NO

### BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA   □ ONTARIO
□ BRITISH COLUMBIA   □ QUÉBEC
☑ MANITOBA   □ SASKATCHEWAN
☑ NEWFOUNDLAND   P.E.I, U.S., NFLD,
☑ NOVA SCOTIA   N.B.

### BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS DATE DAY/MONTH/YEAR | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | (D) UNIT PRICE/ EXERCISE PRICE | $ US | (E) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (F) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| STOCK OPTIONS | 1,200,000 | 01/04/02 | 51 | | 7407 | 13.50 | | 1,192,593 | √ | |
| COMMON SHARES | 6745 | 01/04/02 | 51 | 7407 | | 13.50 | | 14,152 | √ | |
| COMMON SHARES | 400,742 | | | | | | | 400,742 | ☒ | 531490 Alberta Ltd |
| COMMON SHARES | 3782 | | | | | | | 3782 | ☒ | RESP |

### BOX 6. REMARKS

ATTACHMENT: □ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☑ ENGLISH   □ FRENCH

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

### BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT

SIGNATURE: _____

DATE OF THE REPORT — DAY / MONTH / YEAR: 01/04/02

BCSC 55-102F6  Rev. 2001 / 8 / 23   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**PRECISION DRILLING CORPORATION**

Per: _____
Jan M. Campbell
Corporate Secretary

Date: April 1, 2002